Exhibit 3.2

ARTICLES SUPPLEMENTARY
OF
FELCOR LODGING TRUST INCORPORATED

FelCor Lodging Trust Incorporated, a Maryland corporation (the “Company”), hereby certifies as follows:

FIRST: Under the power set forth in Title 3, Subtitle 8 of the Maryland General Corporation Law (the “MGCL”), the Company, by resolution of its board of directors duly adopted on October 29, 2013, has elected to become subject to Section 3-804(c) of the MGCL, in order that, subject to any rights to elect one or more directors conferred or holders of a class or series of preferred stock, each vacancy on the board of directors resulting from an increase in the size of the board of directors or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

SECOND: The election described herein has been approved by the board of directors in the manner and by the vote required by the MGCL.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf as of the 30th day of October 2013, by its Executive Vice President who acknowledges that these Articles Supplementary are the act of the Company and, to the best of his knowledge, information and belief and under penalties for perjury, all matters and facts contained in these Articles Supplementary are true in all material respects.

ATTEST:	FELCOR LODGING TRUST INCORPORATED

/s/ Bianca S. Green	By:	/s/ Jonathan H. Yellen	(SEAL)
Assistant Secretary		Jonathan H. Yellen
Executive Vice President